Filed by Biglari Holdings Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Advance Auto Parts, Inc.
Registration No. 333-166445

On June 1, 2010, Biglari Holdings Inc. issued the following press release:

BIGLARI HOLDINGS INC. EXTENDS EXCHANGE OFFER FOR
SHARES OF ADVANCE AUTO PARTS, INC. TO JUNE 4, 2010

San Antonio, TX., June 1, 2010 – Biglari Holdings Inc. (NYSE: BH) announced today that it has extended the expiration date of its exchange offer for shares of Advance Auto Parts, Inc. (NYSE: AAP).  The offer, which was scheduled to expire at 5:00 p.m., New York City time, on Tuesday, June 1, 2010, has been extended until 5:00 p.m., New York City time, on Friday, June 4, 2010, unless extended.

Biglari Holdings denies Advance’s claim that it failed to notify the New York Stock Exchange of the June 1, 2010 expiration date of the offer. Moreover, Biglari Holdings filed revised offering materials with the Securities and Exchange Commission regarding the June 1, 2010 expiration date on each of May 17 and 18.  Notwithstanding the aforementioned, Biglari Holdings has extended the offer to 5:00 p.m., New York City time, on June 4, 2010.  Biglari Holdings reserves the right to extend the offer or to terminate the offer if any of the conditions are not satisfied.

Biglari Holdings intends to file today with the Securities and Exchange Commission an amendment to its registration statement regarding the extension of the offer that will also include, among other things, information on recent trading prices of Biglari Holdings and Advance and the per share value of the offer. As of the close of business on May 28, 2010, approximately 14,778 Advance shares had been tendered thus far into the exchange offer.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities.  Any exchange offer will be made only through a registration statement and related materials.  In connection with the exchange offer, Biglari Holdings has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission.  Investors and stockholders of Advance are advised to read this registration statement and related disclosure materials carefully because they contain important information.  Investors and stockholders may obtain a free copy of the disclosure materials and other documents filed by Biglari Holdings with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the disclosure materials and other documents of Biglari Holdings may also be obtained from Biglari Holdings upon request by directing such request to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail:  offer.info@morrowco.com.  Banks and brokerage firms please call: (203) 658-9400.  Stockholders call toll free: (800) 607-0088.

Forward-Looking Statements

This release contains forward-looking statements relating to Biglari Holdings Inc.’s exchange offer for shares of Advance Auto Parts, Inc. common stock and Biglari Holdings’ expectations with regard to the proposed transaction.  These forward-looking statements are based on Biglari Holdings’ current intent, expectations, estimates and projections and are not guarantees of future performance.  These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.  In addition, some factors are beyond Biglari Holdings’ control.  Factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) the willingness of Advance stockholders to tender their shares in the exchange offer and the number and timing of shares tendered; (ii) the satisfaction, or waiver by Biglari Holdings to the extent legally permissible, of all conditions to the exchange offer; and (iii) other factors as described in filings with the Securities and Exchange Commission, including the factors discussed under the heading “Risk Factors” in Biglari Holdings’ prospectus included in its registration statement on Form S-4 as filed with the Securities and Exchange Commission on April 30, 2010, as amended.

Contact:

Duane E. Geiger, Interim Chief Financial Officer
Biglari Holdings Inc.
(317) 633-4100